Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

ON AUGUST 8, 2006, McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING FORM OF WRITTEN LETTER TO ITS CUSTOMERS:

August 8, 2006

Dear Customer,

We are very pleased to inform you that on August 8, 2006 we announced Brocade’s intention to acquire McDATA Corporation.

This acquisition provides compelling choices and new solutions to help address the evolving and growing data demands. We will be able to extend a broader range of solutions that protect and extend the investments of our customers resulting in enhanced interoperability and management unification. We will be able accelerate the pace of innovation to deliver new, meaningful solutions to address ongoing information management challenges. Additionally, this allows a unique opportunity to leverage the resources and skills of Brocade and McDATA, resulting in next-generation products and services for you.

Please note that until the transaction formally closes, we will need to operate and compete as separate, independent companies. There will be no immediate changes to our business. Please continue to work with your respective sales representatives regarding your product and service needs.

Regular updates to the transaction will be posted on our web site over the next several months. In the interim, feel free to contact us with thoughts or questions you have based on your unique needs or how we can assist in your efforts.

Thank you and best regards,

/s/ John Kelley
John Kelley

Chairman, President and CEO

McDATA Corporation

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.